Exhibit 99.1

Vitru Limited Enters into a Definitive Agreement for the Business Combination with Unicesumar

Florianópolis, Brazil, August 23, 2021 – Vitru Limited, or Vitru (Nasdaq: VTRU), today announced that it entered into a definitive agreement for a business combination, through its wholly-owned subsidiary Vitru Brasil Empreendimentos, Participações e Comércio S.A., of 100% of the total share capital of CESUMAR – Centro de Ensino Superior de Maringá Ltda, or “Unicesumar”.

Unicesumar is a leading and fast-growing higher education institution in Brazil focused on the distance learning market, founded 30 years ago in Maringá/PR and led by the Matos Family since then. As of March 31, 2021, it had 760 hubs and 331 thousand students, including 314 thousand in digital education. According to the latest INEP higher education census released in Sept. 2020 by the Brazilian Ministry of Education (Ministério da Educação), or MEC, Uniasselvi and Unicesumar were respectively the #1 and #2 fastest-growing institutions in the Brazilian private digital education market. Unicesumar also enjoys a sizeable presence in health-related on-campus courses, particularly Medicine, with more than 1,600 students in 348 current medical seats1 that are still ramping-up (with potential for 50 additional seats in the near future).

Unicesumar has one of the highest quality standards in the Brazilian digital education segment. It was awarded by MEC with an Institutional Quality score (CI) of 5 (maximum grade) and an average Student Development score (IDD, or the quality indicator that measures the institution’s contribution to the student’s development) of 3.75 in Distance Learning in the latest evaluation cycle. It has also maintained an IGC level of “4” for ten consecutive years, an outstanding achievement in the sector.

The current 12-month net revenue of Unicesumar (LTM as of March 2021) amounts to R$762 million, while Adjusted EBITDA totaled R$260 million, equivalent to a 34% Adjusted EBITDA margin2.

The enterprise value of Unicesumar is equivalent to R$3,228 million, or an equity value of R$3,150 million, including the assumption of R$78 million of net debt to be adjusted at the closing date. Therefore, the implied EV/EBITDA LTM multiple is 12.4x. The forecasted EV/EBITDA multiples, after implementation of cost synergies (but before any commercial synergy) and further maturation of the current Medicine seats, are 6.7x for 2023 and 5.7x for 2024.

At the closing date, 62.9% of the equity value will be paid in cash and 19.4% will be paid through the issuance of new Vitru shares. As a result, the current Unicesumar shareholders will hold a 23.6% stake in Vitru. The remaining 17.7% of the equity value will be paid in cash 12 months after closing, adjusted by the Brazilian consumer

1 Excluding FIES and PROUNI-related seats

2 Preliminary and unaudited numbers, subject to adjustments to conform to Vitru’s accounting practices and PCAOB standards price index (IPCA). Vitru has secured a firm credit line from leading Brazilian banks in an aggregate amount of R$1.95 billion (five-year financing) for the transaction, to be disbursed at closing. We believe that the strong cash flow profile of both companies will allow a smooth deleveraging over time.

The agreement also provides for additional payments as follows: (i) a potential payment of R$ 1.0 million per seat in connection with 50 additional medical seats subject to approval of MEC, within 36 months from closing; (ii) R$180 million in connection with non-compete obligations entered into by and among Vitru and certain executives of the Matos Family; and (iii) an earn-out of up to R$ 50 million related to certain achievements as defined in the business combination, for two years after the closing date.

As part of the governance arrangements, Mr. Wilson Matos, Dean and Chairman of Unicesumar, will become the chancellor and Vice-Chairman of Vitru’s Board, and Mr. Weslley Silva, currently Institutional Relations Officer of Unicesumar, will become a Board member. In addition, Mr. Willian Mattos, Head of Distance Learning at Unicesumar, will be named Co-CEO of Vitru and will lead the company together with our CEO, Mr. Pedro Graça.

The transaction is subject to customary closing conditions, including antitrust regulatory approvals.

“Since our IPO, we have selectively pursued dozens of M&A opportunities, looking at the strategic rationale and the value-creation potential of each of them. From the beginning, it was clear to us that we did not want to grow for the sake of growing, but instead we should look for companies that shared our values and beliefs in the power of high-quality education in the lives of our students. We believe we have found this ideal partner at Unicesumar. This agreement is a transformational deal for us, consolidating Vitru (through Uniasselvi and now Unicesumar) as what we believe to be the best and fastest-growing digital education player in Brazil. It also allows us to enter into Medicine education, a resilient and highly profitable segment. We are very grateful and honored by the trust placed in us by the founding families that created Unicesumar 30 years ago and are committed to carry on their legacy and maintain its successful culture going forward”, said Pedro Graça, CEO of Vitru Limited.

According to Prof. Wilson Matos, “When we founded Unicesumar, reaching Brazil and the world from Maringá was a distant dream that gradually became a reality. Our history is based on quality education and offering the best experience for our students, whether in the on-campus, digital or hybrid models. We always invested heavily in infrastructure and technology to support the advancement of our businesses. It was with these values     that from 2018 we began to prepare for a possible IPO. In this journey, we also evaluated a possible business combination with a player that was already listed in order to gain time and maximize our strengths. We found in Vitru the ideal partner, with similar values     and culture, to build together the best educational group in this country. I have no doubt that, together, we will maintain the best quality indicators in the sector and deliver individuals who are better prepared for the job market”.

About Vitru

Vitru is the leading pure distance learning education group in the postsecondary distance learning market in Brazil. Through its invested companies, Vitru provides a complete pedagogical ecosystem focused on hybrid distance learning experience for undergraduates and continuing education students.

Vitru’s mission is to democratize access to education in Brazil through a digital ecosystem and empower every student to create their own successful story.

Special Note Regarding Non-GAAP Financial Measures

This press release presents Adjusted EBITDA (unaudited and preliminary) and Adjusted EBITDA Margin (unaudited and preliminary) for the twelve months ended March 31, 2021 as reported by Unicesumar for the convenience of investors, which are non-GAAP financial measures. A non-GAAP financial measure is generally defined as one that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measure.  Unicesumar calculates Adjusted EBITDA as net income (loss) for the period plus deferred and current income tax, financial results and depreciation and amortization, normalization of remuneration and benefits of certain executives, and other adjustments.  Adjusted EBITDA of Unicesumar as (preliminarily) measured by Vitru presented herein reflects certain estimated adjustments, including additional provisions for doubtful accounts, capitalization of certain amounts as intangible assets, and other adjustments, so the measure is comparable to that presented by Vitru.  Adjusted EBITDA Margin of Unicesumar presented herein was calculated as Adjusted EBITDA divided by Net Revenue as reported by Unicesumar.  These non-GAAP financial measures were reported by Unicesumar management, are unaudited and preliminary and are not a substitute for the IFRS measures of earnings.  Finally, the calculations of Adjusted EBITDA and Adjusted EBITDA Margin presented herein may be different from the calculation used by other companies, including our competitors in the education services industry, and, therefore, the measures may not be comparable to those of other companies.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the U.S. federal securities laws. Statements contained herein that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions are generally intended to identify forward-looking statements. These forward-looking statements speak only as of the date hereof and are based on Vitru’s current plans, estimates of future events, expectations and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of Vitru’s common shares, and are subject to several known and unknown uncertainties and risks, many of which are beyond Vitru’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this press release. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented. Vitru does not undertake any obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events, or other factors.

Contact:

Maria Carolina F. Gonçalves, IRO

e-mail: ir@vitru.com.br

website: https://investors.vitru.com.br/